Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 6313 3975 Fax: + 618 6270 6339 Email: invest@missionnewenergy.com

THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”) FOR RELEASE ON THE ASX PLATFORM AS THE ASX HAS EXPRESSED CONCERN TO MBT IN RELATION TO THE PROPOSED TRANSACTION AND THE SUITABILITY OF THE COMPANY TO BE LISTED ON THE ASX POST-COMPLETION OF THE TRANSACTION

THE ASX THEREFORE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT

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Mission NewEnergy to Acquire PlayUp Limited
and
seek ASX and NASDAQ exchanges listing

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PlayUp operates in one of the fastest growing technology segments; set to become the global market leader in blockchain-enabled Fantasy Sports, Sports Betting and Online Gaming

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Merger process provides pathway to global capital markets to enable rapid local and international growth

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PlayUp's gaming ecosystem will make use of the PlayChip, a universal gaming currency built on the Ethereum blockchain, as its primary global currency

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Sporting legend Brett Lee signs as PlayUp’s first brand ambassador

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Anticipated a capital raising of US$40m

9 April 2018 - Mission NewEnergy Limited (ASX: MBT, OTC: MNELF) announces today that it has entered into a Heads of Agreement to acquire, subject to satisfaction of conditions, PlayUp Limited (“PLA”) by way of issuance of ASX and US Securities and Exchange Commission registered shares.

Subject to the approval of the ASX and NASDAQ and regulatory approval requirement detailed below, upon the completion of this transaction it is anticipated that the company’s securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX.

At present, the ASX has expressed concern to MBT regarding the Proposed Transaction and the suitability of the company for listing on the ASX post-completion of the transaction. MBT will continue to liaise with ASX to address these concerns. The transaction will involve Mission wholly acquiring PLA with consideration comprising the issue of shares in Mission more commonly known as a reverse merger (“RTO”).

PlayUp an Australian Limited Company is a fully operational Fantasy Sports, Sports Betting and Online Gaming Platform. Based on Mission’s Due Diligence and warrantee’s made by PlayUp Directors, it is understood PlayUp currently has approximately 400,000 registered users. PlayUp is represented by global sporting icons such as Brett Lee who has amassed a social network of over 4 million sports fans.

According to Legal Sports Report, globally Daily Fantasy Sports revenues are predicted to exceed US$14.4 billion by 2020 and according to Research and Market, Online Gambling which is growing at a 10.81% CAGR is set to exceed US$500 billion.

PlayUp will deliver the worlds first fully-integrated, blockchain enabled global fantasy sports, online sports betting & gaming ecosystem. Underping its ecosystem, is the PlayChip Utility Token, a crypto-currency built on the Ethereum blockchain, specifically designed for use as a universal payment and rewards system for the online gaming industry.

PlayUp is the first distribution partner of the PlayChip Foundation, established to launch the Initial Coin Offering (“ICO”) of its proprietary crypto-currency, PlayChip, in April this year. The PlayChip will form the foundation to facilitate the decentralisation of the PlayUp platform and allow sports fans to connect, compete and collect, irrespective of their location.

Daniel Simic, Founder and Chief Executive Officer of PlayUp said: “The PlayChip is a unique offering, which will deliver both function, utility and value to the entire PlayUp ecosystem. The network effects of successful crypto currencies are astounding and by introducing the PlayChip, we envisage significant user growth as we address the demands of a growing and key market segment of the global online gaming community”

Mr Simic further commented; “We expect that with the successful integration of Blockchain technology and the completion of ASX and NASDAQ listings, our company will be positioned to be a dominant player on the global stage in fantasy sports, online gaming as well as the emerging blockchain technology sector.”

PlayUp has committed to engage the reputable investment bank and financial advisory firms Investorlink Group in Sydney and Chardan Capital Markets LLC in New York to assist with the transaction.

About PlayUp

PlayUp is the developer, owner and operator of leading-edge technologies focused on live sports entertainment in the online gambling sector. PlayUp’s ecosystem is underpinned by live sports, specifically Fantasy Sports, sports betting and traditional online gambling offerings. The user experience is uniquely packaged with social interaction, community belonging and decentralised blockchain functionality.

PlayUp is a fully operational global sports entertainment platform, specializing in daily fantasy sports, sports betting and traditional gambling offerings. PlayUp currently employs 27 fulltime employees in Sydney, with satellite operations in Hong Kong.

PlayUp Interactive Pty Ltd, a subsidiary of PlayUp Limited is a licensed gambling operator in Australia.

In 2016, PlayUp started with a soft launch in Australia and India, markets in which PLA had established regulatory and administrative positions. In these territories, PLA worked through the technical and administrative hurdles of delivering a three-tiered business model that includes:
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“PlayUp”, free to play daily fantasy sports;
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“PlayUpX”, pay to play daily fantasy sports; and
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“PlayUp Bet”, an Australian licensed real money interactive sports betting platform.

Methods of entry or participation across the suite of products range from free to play, pay by cash or pay by cryptocurrency.

To further explain Fantasy Sports, entrants compete against each other by choosing a sport, creating a personalized team of real life players who earn points as they play in real life, with the best player combinations pushing the entrant higher up the leaderboard to win the prizes. Now backed by international brand ambassador Brett Lee the company is experiencing rapid growth.

For further information on PlayUp including business model risks and directors please see section below titled Other PlayUp Information.

The Proposed Transaction

MBT is an ASX listed public company currently in voluntary trading suspension on the Australian Securities Exchange, looking to acquire a suitable business with a structure and operations that are appropriate for a listed entity.

In addition, MBT’s ordinary shares are registered with the USA Securities and Exchange Commission and currently traded on the OTC market under code:
MNELF. This positions the company’s ordinary shares to trade on NASDAQ subject to meeting NASDAQ’s listing requirements, amongst’ other criteria being minimum share price of US$4 per share.
The RTO shall be effected by completion of a funding round anticipated to be US$40 million and compliance with relevant ASX and NASDAQ listing rules. A shareholder notice of meeting and prospectus will be issued by Mission with the basic resolutions to:

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Dispose of Mission’s two subsidiaries, Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd, with all proceeds (cash or shares) to be distributed to Mission’s existing Shareholders
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Change of Directors and Executives, and appointment of a Board that will have sufficient experience of managing and directing a listed entity, in particular the existing Board and Management team of PlayUp shall replace the existing MBT team.
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Change of Company Name
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Change of ASX Code
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Consolidation of existing MBT Shares if required; and
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Change of nature of business and compliance with the market trading rules upon commencement of trading of the new vehicle on the ASX and NASDAQ.

Key Terms of the acquisition

1. Mission shall be responsible for co-ordination and execution of the RTO with the detailed assistance of the existing owners of PLA;
2. Mission shall assist with building an appropriate ASX listed Executive team and Board to support existing PLA management team;
3. Mission shall provide systems, protocols and corporate intellectual property consistent with ASX best practices;
4. Existing shareholders of Mission shall retain 5% of the merged company on a fully diluted basis;
5. At this stage given the conditions precedent, it is expected that the transaction will be completed by 31 December 2018;
6. PlayUp to cover RTO costs
7. In certain events that the conditions precedents are not met by PLA, it may be liable to pay a $250,000 break fee; and
8. There are no success or finders fee’s payable to any party as a result of this transaction.

The acquisition is subject to conditions precedent by both PLA and Mission namely:
● PLA Successful Completion of the ICO, measured by (1) completion by 30 July 2018 and (2) selling of over US$25m in aggregate
● The completion of shareholder, ASX and NASDAQ approvals by Mission

In the event that the transaction is not completed, Mission may be required to re-comply with ASX listing rules in any event.

Capital Raising

MBT will undertake a capital raising of approximately US$40m by way of an issue of ordinary shares. Given the large historic growth in PlayUp users and resulting increase in gaming turnover, coupled with the uncertainty in timing for the transaction it is uncertain as to the company valuation upon capital raising.

It is anticipated as part of this transaction that MBT shall undertake a share consolidation on a ratio dependent on the final capital raising terms, namely being the valuation of PlayUp at the time of capital raising.

The below table provides an indicative capital structure post completion of the proposed capital raising and acquisition assuming a new issue price of $5 per share and a pre-money valuation of between $40million and $120million:

	In the Event $40m Pre-Money Valuation	%	In the Event $80m Pre-Money Valuation	%	In the Event $120m Pre-Money Valuation	%
Consolidation Ratio	51.09		34.06		25.54
Shares Pre- Capital Raise Post consolidation	800,000	5.00%	1,200,000	5.00%	1,600,000	5.00%
Proposed Capital Raising	8,000,000	50.00%	8,000,000	33.33%	8,000,000	25.00%
Shares issued to VENDORS	7,200,000	45.00%	14,800,000	61.67%	22,400,000	70.00%
Total Shares	16,000,000	100.00%	24,000,000	100.00%	32,000,000	100.00%

As can be seen from the above scenarios presented above the proposed transaction represents a 95% dilution of MBT shareholders. For the avoidance of doubt, these positions will change depending on final terms of the capital raising.

Significant Shareholding

PlayUp’s major funder and contributor Wizer Pty Ltd ATF Wizer Unit Trust (“Wizer”) currently owns 75% of PlayUp. Wizer is beneficially owned by Daniel Simic and Richard Sapsford, current Directors of PlayUp.

Based on the above capital raising it is possible that either or both Daniel Simic, Richard Sapsford would hold over 20% equity interest in the consolidated entity.

Regulatory requirements:

NOTE: At present, the ASX has expressed concern to MBT regarding the Proposed Transaction and the suitability of the company for listing on the ASX post-completion of the transaction. As a result, MBT may be unable to satisfy any of the regulatory requirements of the ASX until ASX’s concerns are first addressed by MBT. MBT will continue to liaise with ASX to address these concerns. As such investors or potential investors should exercise caution.

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The transaction requires security holder approval under the ASX Listing Rules and therefore may not proceed if that approval is not forthcoming;
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ASX has an absolute discretion in deciding whether or not to re-admit the entity to the official list and to quote its securities and therefore the transaction may not proceed if ASX exercises that discretion; These include satisfying the ASX that:
o
the business is bona fide;
o
that it has a structure and operations that are appropriate for a listed entity;
o
that it will comply with all applicable legal requirements in Australia and in all jurisdictions where it is proposing to carry on business; and
o
that proper disclosure has been made to investors of the risks (including emerging regulatory risks) involved.
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the ASX takes no responsibility for the contents of this announcement;
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MBT is in compliance with its continuous disclosure obligations under Listing Rule 3.1; and
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MBT is required to re-comply with the NASDAQ requirements for admission and quotation and therefore the transaction may not proceed if those requirements are not met.

Shareholder Approval

The acquisition, capital raising and number of other items concerning the transaction are subject to shareholder approval, including approval for a significant change to the nature and scale of Missions activities as per ASX Chapter 11.

A notice of general meeting containing further details of the approvals being sought will be released to shareholders.

The board of directors of MBT is unanimous in its support of the revised corporate strategy and the acquisition of the PLAYUP business operations and each director intends to vote in favour of the resolutions contemplated in respects to their shareholding.

Indicative Timetable

While it is noted above that a series of material conditions precedent to this transaction exist which need to be completed prior to commencement of the formal process, an indicative timetable for completion of the transaction described herein is as follows:

Action	Date
Completion of ICO by PLA	30 July 2018
Prospectus lodged with ASIC / ASX	31 August 2018
Notice of meeting dispatched to shareholders	28 September 2018
Extraordinary general meeting of Shareholders	5 November 2018
Capital Raising Process	15 November 2018
Completion of Transaction	15 December 2018

Please note the above dates are indicative only and are subject to change.

The Company’s securities will continue to be suspended from official quotation on the ASX on until such time that it fully complies with ASX re-admission listing rules including re-compliance with Chapter 1 & 2 of the Listing rules. Mission is seeking advice on the requirements of re-listing on NASDAQ.

Other PlayUp Information

Business Model:

PlayUp has implemented a business model based on ‘freemium’ to ‘premium’ transition. The journey starts with PlayUp attracting the attention of digitally connected sports fans via marketing and promotion. Users enter free-to-play offerings, then are strategically transitioned to pay-to-play services, such as paid entry challenges and sports betting.

Historically PlayUp’s Fantasy Sports challenges were funded by site sponsors and/or programmatic advertising, with prize money & redemption in the form of online gifts cards and/or virtual Visa/Mastercard. Moving forward the company is creating a universal “payment and reward “system utilizing the advantages of the blockchain to provide a globally viable solution.

PlayUp Risks Factors:

Regulatory
PlayUp Interactive Pty Ltd, a subsidiary of PlayUp Limited is a licensed gambling operator in Australia. Australia is recognised as one of the most mature and regulated in the world. PlayUp Interactive Pty Ltd apply industry leading practices and systems to deliver consumer protections, including “know-your-customer” (KYC), account verification, underage screening, responsible gambling practices and anti-money laundering (AML) checks. PlayUp will ensure that all regulatory requirements will be complied with before entering into new markets.
Business Risks
Future Profitability
The company has a history of making a financial loss during its current stage of development and growth. Whilst management is of a view that this will be rectified, there can be no assurances of further profitability

Liquidity
The Company is aggressively utilizing its cash resources to acquire new customers. In order to cover these costs and general working capital, given the company’s profitability position, it may be required to raise further equity or debt capital to fund its operations. Despite this proposed transaction the company can provide no assurance as to the success of the proposed transaction.

Technology Risk
The company utilizes reputable services to host its platforms and technology and adheres to best industry practices. Hosting is via Amazon Web Services and the primary programming languages used to develop its technology include REACT, Javascript and PHP.

Competitive Risks
The industry in which the Company is involved is subject to domestic and global competition. The Company competes with other companies and businesses in the gaming market, some of which have greater resources than PlayUp and may be able to respond more effectively to changing business and economic conditions. As the market grows, it is likely that levels of competition will also rise. The Company’s ability to compete also depends on factors including the continued strength of its product offering and reliability and price of its products. The Company has no influence or control over the activities or actions of its competitors, whose activities or actions may, positively or negatively, affect the operating and financial performance of the Company's business. This could affect the Company’s ability to achieve its targets, and obtain investment funds, and therefore affect its revenue targets.

Business Strategy
The Company’s future growth, profitability and cash flows depend on the ability of its management to successfully execute its business strategy. There can be no assurance that PLA can successfully achieve any or all of these initiatives or anticipated time frames. The failure by the Company to successfully execute its business strategy could have a material adverse effect on its business, financial condition and result of operations.

User Engagement
The Company will need to continue to successfully engage with users to play on the free to play (“PlayUp”) and pay to play (“DraftStars”) platforms. This may require the company to spend greater than expected financial resources. In the event that the company is unable, unwilling or successful in spending said funds on user engagement the financial performance of the company will be diminished.
Key Personnel
The Company is reliant on a number of key personnel, which have been employed by the Company for a long period of time. If such personnel were to leave, it could affect the Company’s internal performance. However, the growth in Company staff has resulted in corporate knowledge and relationships being spread over a greater number of staff, with less reliance on any particular staff member.

Government Regulation
The Company operates in an area that is heavily regulated. It is also an area where the regulatory environment continues to change within relatively short legislative cycles. There is a risk that future legislative requirements will alter the ability of the Company (or of its subsidiaries) to trade profitably or at all.

At the present time, the Company believes that it (and its subsidiaries) can meet all current and prospective legislative requirements while remaining commercially viable. Legislative changes to the gaming industry and taxation system could also affect the performance of the Company.

The introduction of new legislation or amendments to existing legislation by governments, developments in existing common law, respective interpretation of the legal requirements in any of the legal jurisdictions which govern the Company’s operations or contractual obligations and changes in government policy could all impact adversely on the assets, operations and the overall financial performance of the company and its securities.

Exchange Rate
The earnings of the Company may be adversely exposed to exchange rate fluctuations. The Company does not hedge foreign exchange exposure at this stage.
- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com